BB 3/2 *

8-15313

[redacted]

10028151

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . .12.00

Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 04806

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Mutual Service Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Valtairo **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

BB 3/8

OATH OR AFFIRMATION

I, Phillip Valtairo, affirm that, to the best of my knowledge and belief, the consolidated financial statements and supplemental schedules pertaining to Mutual Service Corporation and its subsidiary (the "Company"), as of and for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a client.

Signature

Chief Financial Officer

Title

Notary Public

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Consolidated Statement of Financial Condition.
(x) (c) Consolidated Statement of Operations.
(x) (d) Consolidated Statement of Changes in Stockholder's Equity.
(x) (e) Consolidated Statement of Cash Flows.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Consolidated Financial Statements.
(x) (g) Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report. (Filed Separately)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
( ) (o) Segregation Requirements and Funds in Segregation for Clients Trading on U.S. Commodity

ACKNOWLEDGMENT

State of California
County of San Diego)

On FEBRUARY 24, 2010 before me, S. Lewis, Notary Public
(insert name and title of the officer)

personally appeared Phillip Valtairo,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

S. LEWIS
Commission # 1725547
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2011

Signature ______________________ (Seal)

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Mutual Service Corporation
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Mutual Service Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Mutual Service Corporation's compliance with the applicable instructions of the Form SIPC-7T. Mutual Service Corporation's management is responsible for Mutual Service Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (bank disbursement account statements) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, FOCUS Income Statement, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (for the time period of April 1, 2009 to December 31, 2009) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2010

Mutual Service Corporation P.O. Box 24777, West Palm Beach FL 33416-4777

DATE: 24-FEB-10 VENDOR: SECURITIES INVESTOR VENDOR NO.: 2929 **453896**

170078

INV. NO.	INVOICE DATE	COMMENT	DISCOUNT	NET AMOUNT
7291	24-FEB-10	SIPC-7T ASSESSMENT	0.00	5,006.00
		TOTAL	0.00	5,006.00

Mutual Service CORPORATION

Bank of America
Controlled Disbursement
Bank of America, N.A.
Atlanta, Dekalb County, Georgia

64-1278
611

453896

Mutual Service Corporation
P.O. Box 24777
West Palm Beach, Florida 33416-4777

CHECK DATE	CHECK AMOUNT
24-FEB-10	$ $5,006.00

VOID AFTER 6 MONTHS FROM DATE OF ISSUE
TWO SIGNATURES REQUIRED IF $10,000 OR MORE

PAY Five Thousand Six Dollars And 00 Cents

TO THE ORDER OF
SECURITIES INVESTOR PROTECTION CORP.
805 15TH STREET N.W., STE 800
WASHINGTON, D.C. 20005-2215

AUTHORIZED SIGNATURE

⑈453896⑈ ⑆061112788⑆ 329 905 8919⑈

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MUTUAL SERVICE CORPORATION
9785 TOWNE CENTRE DRIVE
SAN DIEGO, CA 92121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PHILLIP VALTAIRO (858) 450-9606

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 11,602
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) JULY 30, 2009 Date Paid		(6,596)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		5,006
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,006
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,006	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MUTUAL SERVICE CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of FEBRUARY, 20 10.

VP, CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 76,279,313
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	46,428,591
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	301,265
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	-6,226
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	24,803,878
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 110,956	
Enter the greater of line (i) or (ii)	110,956
Total deductions	71,638,464
2d. SIPC Net Operating Revenues	$ 4,640,849
2e. General Assessment @ .0025	$ 11,602

(to page 1 but not less than $150 minimum)

Mutual Service Corporation and Subsidiary

(SEC I.D. No. 8-04806)

Consolidated Statement of Financial Condition as of December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **Public Document.**

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mutual Service Corporation and Subsidiary
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Mutual Service Corporation and Subsidiary (the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the consolidated financial position of Mutual Service Corporation and Subsidiary at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company ceased operations as an active broker-dealer on September 14, 2009, but continues to collect certain residual revenues. The Company expects to withdraw its registration with the Financial Industry Regulatory Authority, Inc. and has maintained sufficient capital to carry out any remaining activities during the interim.

Deloitte & Touche LLP

February 24, 2010

MUTUAL SERVICE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(Dollars in thousands, except par value)

ASSETS	
Cash and cash equivalents	$ 21,160
Restricted cash	1,437
Cash segregated under federal and other regulations	50
Receivables from:	
Product sponsors and clearing organizations	228
Others, net of allowances of $395	275
Fixed assets, net of accumulated depreciation of $301	80
Due from affiliates—net	9,027
Prepaid expenses	202
Total assets	$ 32,459
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and advisory fees payable	$ 12
Accounts payable and accrued liabilities	5,878
Total liabilities	5,890
COMMITMENTS AND CONTINGENCIES (Notes 6 and 9)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 50,000 shares authorized; 2,280 shares issued and outstanding	2
Additional paid-in capital	42,655
Accumulated deficit	(16,088)
Total stockholder's equity	26,569
Total liabilities and stockholder's equity	$ 32,459

See notes to consolidated statement of financial condition.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. Contemporary Financial Solutions, Inc. ("CFS"), a Delaware corporation, is a wholly owned subsidiary of MSC and was incorporated in 2002. CFS ceased operations on December 21, 2007, but continues as a nonoperating subsidiary of MSC (MSC and CFS are collectively referred to herein as the "Company"). MSC is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a subsidiary of LPL Independent Advisor Services Group LLC ("IASG"). IASG's direct parent is LPL Holdings, Inc. ("LPLH"), which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH").

As an introducing broker-dealer, the Company provided products and services to a broad range of independent financial advisors ("customers"), which enabled them to offer independent financial advice to retail investors ("clients") throughout the United States of America. This business was introduced by the Company to another non-affiliated clearing broker-dealer on a fully-disclosed basis.

On July 10, 2009, LPLIH committed to a corporate restructuring plan that consolidated the operations of the Company and several other affiliated broker-dealers with those of LPL Financial Corporation ("LPL Financial"), another subsidiary of LPLIH. In addition, the Company vacated the majority of office space at its former headquarters facility in December 2009 and accordingly, recorded lease abandonment and impairment charges for fixed assets residing at the location.

On September 1, 2009, the Company entered into an Asset Purchase Agreement (the "Agreement") with LPL Financial. Pursuant to this Agreement, the securities licenses of customers associated with the Company who chose to transfer, as well as their respective client accounts which had previously cleared through a third-party platform, were transferred to LPL Financial, a clearing broker-dealer. Following the completion of these transfer activities, the customers and client accounts that transferred are now associated with LPL Financial. As a condition for the regulatory approval of the transfer of customers and their client accounts, the Company was required to deposit $8.6 million into an escrow account pending the resolution of certain matters, of which $7.2 million has been released as of December 31, 2009. The adequacy of the escrow account is evaluated quarterly. The Company has classified the escrow account as restricted cash within the consolidated statement of financial condition.

The Agreement occurred between entities under common control and accordingly, certain assets and liabilities have been transferred from the Company to LPL Financial at their carrying value, as follows (in thousands):

Transfer of assets and liabilities:	
Receivables from others	$ 102
Fixed assets	103
Intangible assets (Note 2)	33,876
Prepaid expenses	832
Other assets	2,019
Due to affiliates	(2,019)
Unearned revenue	(864)
Accounts payable and accrued liabilities	(219)
Total net assets transferred	$ 33,830

In addition, the Company also distributed $7.0 million of goodwill to LPLH. See Note 2 for further discussion of goodwill.

MSC ceased operations as an active broker-dealer on September 14, 2009 and expects to withdraw its registration with FINRA and has maintained sufficient capital to carry out any remaining activities during the interim.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes and other matters that affect the consolidated statement of financial condition and related disclosures. Actual results could vary from these estimates under different assumptions or conditions and the difference may be material to the consolidated statement of financial condition. Subsequent events for the Company have been evaluated up to and including February 24, 2010, which is the date this consolidated statement of financial condition was issued.

Consolidation—This consolidated statement of financial condition includes the accounts of MSC and its subsidiary for which it has a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and non-interest-bearing deposits and money market mutual funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments with original maturities of less than 90 days, which are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—The Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3.

Receivables From Product Sponsors and Clearing Organizations—Receivables from product sponsors and clearing organizations primarily consist of commission and transaction-related receivables.

Receivables From Others—Receivables from others primarily consist of indemnification receivables due from the indemnifying party for legal costs related to proceedings, claims and settlements on certain matters that were incurred by the Company. Management evaluates the allowance on uncollectible amounts based on its historical experience of collection from the indemnifying party. Receivables from others also consist of other accrued fees from customers. Prior to the consolidation, the Company periodically extended credit to its customers in the form of commission advances and other loans. The decisions to extend credit to customers were generally based on either the customer's credit history, their ability to generate future commissions or both. Management evaluates the allowance on uncollectible amounts based on its best estimate that takes into account the customer's registration status and the specific type of receivable. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Fixed Assets—Prior to the consolidation, computers and purchased software were recorded at cost, net of accumulated depreciation and amortization. Depreciation was recognized using the straight-line method over the estimated useful lives of the assets. Computers and purchased software were depreciated over a period of three years. In December 2009, and in connection with the consolidation, the Company abandoned certain fixed assets at the time it vacated its lease facility. The Company plans to abandon its remaining fixed assets at the time the leased facility is fully vacated. See Note 3 for further discussion.

Goodwill, Intangible Assets and Trademarks and Trade Names—The Company has historically classified intangible assets into two categories: (1) intangible assets with definite lives subject to amortization and (2) goodwill. Intangible assets with definite lives included relationships with customers, product sponsors and trademarks and trade names.

Due to the cessation of ongoing business, the Company determined that a portion of the customer relationships and trademarks and trade names had no future economic benefit, as the carrying value was not recoverable by cash flows generated from the use of the asset. The impairment of customer relationships was determined based upon the attrition of customers and their related revenue streams during the period of consolidation. The impairment of trademarks and trade names was based upon the discontinued use of brand names and logos of the Company. The Company sold customer relationships and sponsor relationships to LPL Financial and distributed goodwill to LPLH at the assets' approximate carrying values of $25.3 million, $8.5 million and $7.0 million, respectively.

A summary of goodwill activity is presented below (in thousands):

Balance at December 31, 2008	$ 6,976
Distribution to LPLH	(6,976)
Balance at December 31, 2009	$ —

Securities Transactions—Securities transactions for the accounts of the Company or its clients were executed and cleared by an independent clearing broker on a fully disclosed basis. As of December 31, 2009, the Company held no securities other than those reflected as cash equivalents.

Equity Investment—The Company had a 49.9% and 25.0% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC. The Company accounted for its investment under the equity method of accounting, as it had a non-controlling and non-majority owned interest in the entity. At or about the time of the consolidation, the Company sold its ownership interest. For the year ended December 31, 2009, the Company received $6,000 in capital distributions from the investment.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the consolidated statement of financial condition.

Income Taxes—The Company has an income tax allocation agreement (the "Tax Agreement") with LPLH and LPLIH and is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of the Tax Agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company discloses on its consolidated financial statements, less the amount of certain income tax benefits that are excluded from the calculation of the total provision for income taxes in accordance with GAAP. Since the Tax Agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company accounts for uncertain tax positions by recognizing the tax effects of a position in the consolidated financial statements only if it is "more-likely-than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 5 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance now codified as Accounting Standards Codification (the "Codification" or "ASC") Topic 105, *Generally Accepted Accounting Principles*, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative

GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP. As the Codification was not intended to change or alter existing GAAP, it did not have a material impact on the Company's consolidated statement of financial condition.

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosures regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, *Financial Measurements and Disclosures* ("ASC Topic 820"), ASC Topic 825, *Financial Instruments* ("ASC Topic 825") and ASC Topic 320, *Investments—Debt and Equity Securities* ("ASC Topic 320"). ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material impact on the Company's consolidated statement of financial condition.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events* ("ASC Topic 855"), which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855, which did not have a material impact on the Company's consolidated statement of financial condition.

In June 2009, the FASB issued guidance now codified as ASC Topic 810, *Consolidation* ("ASC Topic 810"), which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity ("VIE") and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. ASC Topic 810 significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of ASC Topic 810 are effective for interim and annual reporting periods ending after November 15, 2009. The Company adopted ASC Topic 810, which did not have a material impact on the Company's consolidated statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is not available and in circumstances in which a liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required for Level 1 fair value measurements. The Company adopted ASU 2009-05, which did not have a material impact on the Company's consolidated statement of financial condition.

3. RESTRUCTURING

Consolidation Initiative

The corporate restructuring plan to consolidate the Company's operations with LPL Financial was affected to enhance service offerings to customers while also generating efficiencies. The Company accrued for costs associated with the initiative. The Company paid the majority of these costs in 2009 and anticipates recognizing the remaining costs in the first half of 2010; however, adjustments may occur due to estimates of abandoned lease obligations with terms that extend thru 2018 (See Note 6).

The Company has accrued for costs related to the conversion and transfer of its customers and their client accounts, and early termination costs associated with certain clearing contracts held by the Company. The Company also recorded severance and one-time involuntary termination benefits associated with the elimination of

77 positions and will recognize these accruals ratably over the employees' remaining service period. Additionally, the Company recorded non-cash charges for the impairment of intangible assets resulting from customer attrition and discontinued use of certain brand names and logos, and fixed assets associated with partially abandoned lease arrangements. The Company recognized charges related to the early termination and partial abandonment of its lease arrangements offset by estimates for sub-lease efforts. The Company anticipates additional accruals for costs related to the abandonment of the remaining office space, which can not be fully estimated until the date of abandonment.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2009, the Company's recurring measurements included $21.0 million in money market mutual funds that have active markets and qualify as Level 1 measurements within the fair value hierarchy. Money market mutual funds have been classified as cash and cash equivalents in the consolidated statement of financial condition.

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when evidence of impairment exists. The Company recorded asset impairment charges for certain intangible assets that were determined to have no estimated fair value (See Note 2). The fair value was determined based on the loss of future expected cash flows for customers who were not retained as a result of the consolidation initiative, as well as the discontinued use of certain brand names and logos and their lack of marketability. The Company has determined that the impairment qualifies as a Level 3 measurement under the fair value hierarchy.

5. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2009	$	2,552
Additions for tax positions of prior years		136
Reductions related to prior year tax positions		(576)
Reductions related to transfers to LPLH		(93)
Reductions related to transfers of indemnified positions to LPL Financial		(2,019)
Balance—December 31, 2009	$	—

In accordance with an acquisition and the terms of a related purchase and sale agreement, the Company is indemnified for any tax contingencies that existed at or prior to the date of acquisition. During 2009, the Company had $2.0 million in acquisition related gross unrecognized tax benefits, which has been included in due from

affiliates. The Company recorded an equal and offsetting indemnification receivable from the indemnifying party for gross unrecognized tax benefits acquired as a result of the acquisition. The gross unrecognized tax benefits and the corresponding indemnification were transferred to LPL Financial during the year as part of the sale of assets from the affiliated entities to LPL Financial.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At January 1, 2009, the Company had $19,000 accrued for penalties. At December 31, 2009, the Company did not have any accrued penalties included in gross unrecognized tax benefits. Since future unrecognized tax benefits will be settled in accordance with the Tax Agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its former headquarters location under various non-cancelable operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The Company abandoned the majority of its headquarters location in 2009, and expects to fully abandon the location in the first half of 2010 (See Note 3).

Future minimum payments under lease commitments with remaining terms greater than one year as of December 31, 2009 are as follows (in thousands):

2010	$ 903
2011	837
2012	780
2013	806
2014	833
Thereafter	2,832
Total	$ 6,991

Service Contracts—The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearing for its product and service offerings. One agreement, for clearing services, contains no minimum annual purchase commitment, but the agreement provides for certain penalties should the Company fail to maintain a certain threshold of client accounts.

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company recognizes a legal liability when it believes it is probable that a liability has occurred and the amount can be reasonably estimated.

The Company has received third-party indemnification for legal costs related to proceedings, claims and settlements on certain matters. The indemnifying party has defended claims and paid for related legal costs

directly as well as reimbursed the Company for legal costs related to claims, which the Company has defended and paid related to these matters. As of December 31, 2009, the Company had $0.1 million in indemnification receivables due from the indemnifying party, which is included in receivables from others in the consolidated statement of financial condition.

On October 1, 2009, written notice was received by LPLH on behalf of the Company and other affiliated broker-dealers from a third-party indemnitor under a certain purchase and sale agreement asserting that it could limit future indemnification of the Company for certain claims under the provisions of the purchase and sale agreement. The Company believes that this assertion is without merit and intends to vigorously dispute it. On November 20, 2009, the Company, along with LPLH and other affiliated broker-dealers, filed suit to enforce the indemnitor's performance pursuant to the provisions of the contract.

The Company believes, based on the information available at this time, after consultation with counsel, consideration of insurance, if any, and the indemnifications provided by the third-party indemnitors, notwithstanding the assertions by an indemnifying party noted in the preceding paragraph, that the outcome of such matters will not have a material adverse impact on the Company's consolidated statement of financial condition.

7. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement with LPLH and LPL Financial to receive various infrastructure and broker-dealer support services. In exchange for these services, the Company pays a monthly administration fee. LPL Financial processes various other transactions for the Company that create additional intercompany balances. At December 31, 2009, the Company had a receivable of approximately $0.5 million due from LPL Financial, which has been included in due from affiliates in the consolidated statement of financial condition.

As discussed in Note 2, the Company's Tax Agreement results in payments to or receipts from LPLH. As of December 31, 2009, the Company had an income tax receivable of approximately $8.5 million from LPLH for these services, which has been included in due from affiliates in the consolidated statement of financial condition.

8. NET CAPITAL/REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2009, the Company had a consolidated net capital of $15.1 million, which was $14.7 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company was engaged in buying and selling securities and other financial instruments for clients of customers. As a result of the cessation of continued operations, the Company no longer conducts such activities. The Company's customers and their client accounts have transitioned to LPL Financial or to new firms.

******

Deloitte.

Deloitte & Touche LLP
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Suite 1200
Costa Mesa, CA 92626
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2010

To the Board of Directors and Stockholder of
Mutual Service Corporation and Subsidiary
Boston, Massachusetts

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and Subsidiary (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the cessation of operations as an active broker-dealer on September 14, 2009), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP